Jan R. Hauser
Vice President, Controller &
   Chief Accounting Officer

General Electric Company
33-41 Farnsworth Street
Boston, MA 02210

T 617 443 3006
F 617 428 8427
jan.hauser@ge.com

Via EDGAR

September 21, 2016

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:            General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 1, 2016
Form 8-K filed July 22, 2016
File No. 001-00035

Dear Ms. Ravitz:

We are responding to your comment letter dated September 1, 2016, to Jeffrey S. Bornstein, Chief Financial Officer of General Electric Company ("GE" or the "Company") related to the above documents.

For ease of reference, we have repeated the Staff's comments in bold text preceding each response.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Provision for Income Taxes, page 39

1.    We note your disclosure on page 39 that the consolidated tax provision decreased  due to a larger adjustment to reduce the tax rate to the projected full-year tax rate.  Please revise future filings to explain the nature of the larger adjustment and to further discuss the reasons for the significant changes in your effective income tax rate each period.

(1)

Response:

We acknowledge the Staff's comment and confirm that in future filings, where similar circumstances are present, we will explain the nature of the adjustment and will discuss the reasons for the significant changes to our effective income tax rate each period.

Statement of Cash Flows, page 44

2016 – 2015 Commentary, page 44

2.	We note the use of $5 billion of cash for all other operating activities on page 70 and your discussion on page 44 that this use of cash is related to an increase in operating cash payments primarily driven by increased spending on inventory, purchase volume timing, payment of income taxes, and incentive compensation payments in the six months ended June 30, 2016. Please revise future filings to provide a more specific discussion and to quantify each of the components that resulted in the significant use of cash in operating activities.

Response:

We acknowledge the Staff's comment and confirm that in future filings, we will provide a more specific discussion and will quantify each of the components that resulted in the significant use of cash in operating activities.

2016 – 2015 Commentary – Discontinued Operations, page 46

3.	We note that in response to comment 13 you included a brief discussion of the reasons for the changes in cash flows related to discontinued operations on page 46. However, the discussion does not provide a full understanding of the underlying reasons for the significant changes in cash flows during the period. Please revise future filings to provide a more specific discussion of the reasons for the significant changes in cash flows related to discontinued operations.

Response:

We acknowledge the Staff's comment and confirm that in future filings, we will provide a more specific discussion of the reasons for the significant changes in cash flows related to discontinued operations.

(2)

Supplemental Information, page 50

4.	We note your response to comment 5 and the changes you have made to present the measure as "Operating Earnings (non-GAAP)" in certain sections of this filing. In future filings, please revise your presentations of your non-GAAP measures, including this measure, to consistently use titles for the measures that are clearly distinguishable from comparable GAAP titles. For example, revise the tables and discussions throughout the filing to use the same titles as those used in the reconciliation tables, such as "Operating earnings (non-GAAP)," and revise the glossary on page 5 accordingly. Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response:

We acknowledge the Staff's comment and confirm that in future filings, we will revise our presentations of non-GAAP measures to clearly distinguish them from GAAP measures. We will do so by either a) using the same titles as those used in the reconciliation tables, such as "Operating Earnings (non-GAAP)", b) clearly labeling captions such as column or row headings to identify the measures within the column or row as non-GAAP measures, or c) clearly identifying the non-GAAP measure with an asterisk and an accompanying footnote to identify the measure as non-GAAP.  We will also revise the glossary by using the same titles as those used in the reconciliation tables for all non-GAAP measures, such as "Operating Earnings (non-GAAP)" and "Organic Revenues (non-GAAP)".

Industrial Segment Organic Revenues, page 51

5.	We note that your non-GAAP reconciliation combines all non-GAAP adjustments to Industrial segment revenues in one line item making it difficult to fully understand the nature and amounts of each of the adjustments. Please revise your reconciliations in future filings and earnings releases to present each non-GAAP adjustment separately in your reconciliations.

Response:

We acknowledge the Staff's comment and confirm that, we will revise our reconciliations of Industrial Segment Organic Revenues in future filings and earnings releases to present each non-GAAP adjustment separately in the reconciliation.

Industrial Operating Earnings and GE Capital Earnings (Loss) From Continuing Operations and EPS, page 52

6.	We note that in response to comment 9 you revised the table to separately present the tax effect related to your non-GAAP adjustment. Please further revise future filings to clearly explain how you calculated the tax adjustment and to provide the tax rate assumed.

(3)

Response:

We acknowledge the Staff's comment and confirm that in future filings, we will clearly explain how we calculated the tax adjustment and to provide the tax rate assumed.

Industrial Operating + Verticals Earnings and EPS, page 53

7.	We note that you present the measure "Non-operating pension and other Capital" per share on page 53. Please revise your presentation of this non-GAAP measure in future filings to identify the measure as non-GAAP and to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response:

We acknowledge the Staff's comment and confirm that in future filings, we will clearly label the non-GAAP components in this graphic presentation included in the non-GAAP reconciliation from GAAP EPS from continuing operations to the non-GAAP measure of Industrial Operating & Verticals EPS.

Form 8-K Filed July 22, 2016

8.	We note the revisions made in response to comment 14. However, you have not clearly labeled each non-GAAP measure presented in your discussions. For example, we note that the $0.51 earnings per share measure discussed at the bottom of page 1 is not labeled as non-GAAP. Similarly, when you discuss non-GAAP operating earnings (loss) in the paragraph following the first table on page 9, you do not label the measure as non-GAAP. In future filings, please clearly label all non-GAAP measures throughout your earnings release.

Response:

We acknowledge the Staff's comment and confirm that in future filings, we will clearly label all non-GAAP measures throughout our earnings release, as described in our response to comment 4.

(4)

Should you have any questions regarding this matter, please don't hesitate to contact me at 617-443-3006.

GENERAL ELECTRIC COMPANY

  /s/ Jan R. Hauser
Jan R. Hauser
Vice President, Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
J. S. Bornstein, Senior Vice President and Chief Financial Officer
C. A. Pereira, Vice President and Chief Corporate, Securities and Finance Counsel and Chairman, Disclosure Committee
M. L. Schapiro, Chairman, Audit Committee
L. Bradley, Partner, KPMG LLP

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